
SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASH, D.C.
213
SECTION

SECURITIES AND EXCHANGE COMMISSION


07004673

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ACP SECURITIES, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 BRICKELL AVENUE
(No. and Street)

MIAMI (City) FL (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

2 SOUTH BISCAYNE BLVD, SUITE 2800, (Address) MIAMI (City) FL (State) 33131 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HOWARD B. LANDERS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACP SECURITIES, LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO AND FINOP

Title

KRISTIN JENKINSON
MY COMMISSION # DD 229145
EXPIRES: September 15, 2007
Bonded Thru Notary Public Underwriters

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☑ (c) Statement of Operation.
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Members Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
Suite 2800
One Biscayne Tower
Two South Biscayne Boulevard
Miami, FL 33131

Independent Auditors' Report

The Member
ACP Securities, LLC:

We have audited the accompanying statement of financial condition of ACP Securities, LLC (the Company) (a wholly owned subsidiary of ACP Capital Holdings, LLC) as of December 31, 2006, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACP Securities, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 27, 2007
Certified Public Accountants

ACP SECURITIES, LLC
(A Wholly Owned Subsidiary of
ACP Capital Holdings, LLC)

Statement of Financial Condition

December 31, 2006

Assets

Cash and cash equivalents	$	67,513
Due from related party		15,437
Deposit with clearing broker		25,000
Prepaid expenses and other assets		5,095
Computer equipment, net		17,082
	$	130,127

Liabilities and Member's Equity

Liabilities:		
Payable to clearing broker	$	3,677
Accounts payable and accrued expenses		18,047
Total liabilities		21,724
Member's equity:		
Paid-in capital		247,208
Accumulated deficit		(138,805)
Total member's equity		108,403
	$	130,127

See accompanying notes to financial statements.

ACP SECURITIES, LLC
(A Wholly Owned Subsidiary of
ACP Capital Holdings, LLC)

Statement of Operations

Year ended December 31, 2006

Revenue:		
Commissions	$	5,233
Mutual fund fees		412
Interest		349
Total revenue		5,994
Expenses:		
Professional fees		80,975
Office expenses		23,913
Travel and entertainment		7,858
Regulatory expense		7,083
Clearing expenses		3,650
Depreciation expense		3,417
Other expenses		7,861
Total expenses		134,757
Loss before income taxes		(128,763)
Income taxes		—
Net loss	$	(128,763)

See accompanying notes to financial statements.

ACP SECURITIES, LLC
(A Wholly Owned Subsidiary of
ACP Capital Holdings, LLC)

Statement of Changes in Member's Equity

Year ended December 31, 2006

		Paid-in capital	Accumulated deficit	Total member's equity
Balance, December 31, 2005	$	10,000	(10,042)	(42)
Capital contribution - cash		225,000	—	225,000
Expenses paid directly by member		12,208	—	12,208
Net loss		—	(128,763)	(128,763)
Balance, December 31, 2006	$	247,208	(138,805)	108,403

See accompanying notes to financial statements.

ACP SECURITIES, LLC
(A Wholly Owned Subsidiary of
ACP Capital Holdings, LLC)

Statement of Cash Flows

Year ended December 31, 2006

Cash flows from operating activities:		
Net loss	$	(128,763)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense		3,417
Rent expense paid directly by member		12,208
Changes in operating assets and liabilities:		
Due from related party		(15,437)
Prepaid expenses and other assets		(5,060)
Payable to clearing broker		3,677
Accounts payable and accrued expenses		11,480
Net cash used in operating activities		(118,478)
Cash flows from investing activities:		
Deposit with clearing broker		(25,000)
Purchases of computer equipment		(20,499)
Net cash used in investing activities		(45,499)
Cash flow from financing activities:		
Cash contributions from member		225,000
Net cash provided by financing activities		225,000
Net increase in cash and cash equivalents		61,023
Cash and cash equivalents, beginning of year		6,490
Cash and cash equivalents, end of year	$	67,513
Supplemental disclosure of noncash financing activities:		
Expenses paid directly by member	$	12,208

See accompanying notes to financial statements.

ACP SECURITIES, LLC
(A Wholly Owned Subsidiary of
ACP Capital Holdings, LLC)

Notes to Financial Statements

December 31, 2006

(1) Organization and Summary of Significant Accounting Policies

(a) Organization

ACP Securities, LLC (the Company) is a registered broker/dealer and a member firm of the National Association of Securities Dealers, Inc. The Company is a wholly owned subsidiary of ACP Capital Holdings, LLC (the Member or Parent), a financial services holding company.

As a nonclearing broker/dealer, the Company does not carry security accounts for customers or perform custodial functions relating to customer funds or securities and is therefore exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

(b) Use of Estimates

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles and general practice within the brokerage industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statements of financial condition and revenue and expenses for the periods. Actual results could differ from those estimates.

(c) Revenue and Expense Recognition

Commission income and expense from customer transactions are recorded on a trade-date basis.

(d) Income Taxes

No federal or state income taxes are payable by the Company, and none have been provided for in the accompanying financial statements. The Parent is to include the Company's income or losses in its tax return.

(e) Cash Equivalents

The Company considers cash, money market accounts, and certificates of deposit with original maturities of less than three months to be cash equivalents.

(f) Computer Equipment

Computer equipment is stated at cost less accumulated depreciation. Depreciation on computer equipment is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful life of computer equipment is three years. Depreciation expense for the year ended December 31, 2006 amounted to $3,417.

ACP SECURITIES, LLC
(A Wholly Owned Subsidiary of
ACP Capital Holdings, LLC)

Notes to Financial Statements

December 31, 2006

(2) Net Capital Requirements

Pursuant to the uniform net capital provisions of Rule 15c3-1 (the Rule) of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital equal to the greater of $50,000 or 6-2/3% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2006, the Company's net capital was $70,789, which was $20,789 in excess of its required net capital of $50,000. The Company's net capital ratio was .31 to 1 at December 31, 2006.

(3) Related-Party Transactions

During 2006, the Company entered into an expense sharing agreement with its Parent. From March through September 2006 the Parent paid 10% of the total costs incurred for: computer expense, investment service subscriptions, clearing fees, research, consultants, accounting, legal rent, and miscellaneous. The agreement was amended on September 30, 2006 reducing the percentage of reimbursable expenses from 10% to 0%.

(4) Commitments

Effective September 1, 2006, the Company entered into a noncancelable operating lease for premises with a related party.

Minimum rent payments under operating leases are recognized on a straight line basis over the term of the lease including any periods of free rent. Rental expense for the year ended December 31, 2006 amounted to $12,963.

Future minimum lease payments under the noncancelable operating lease are:

Year ending December 31:		
2007	$	36,624
2008		37,723
2009		38,854
2010		40,020
2011		41,221
	$	194,442

Schedule I

ACP SECURITIES, LLC
(A Wholly Owned Subsidiary of
ACP Capital Holdings, LLC)

Computation of Net Capital Under Rule 15c3-1
of the Securities Exchange Act of 1934

December 31, 2006

Computation of net capital:				
Total member's equity qualified for net capital			$	108,403
Deduct nonallowable assets and other deductions and/or charges:				
Nonallowable assets:				
Due from related party	$	15,437		
Prepaid expenses and other assets		5,095		
Computer equipment, net		17,082		
Total nonallowable assets				37,614
Net capital			$	70,789
Amounts included in total liabilities which represent aggregate indebtedness – payable to clearing broker, and accounts payable and accrued expenses			$	21,724
Computation of basic net capital requirement:				
Minimum net capital required (the greater of $50,000 or 6 2/3% of aggregate indebtedness)			$	50,000
Excess net capital			$	20,789
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)			$	68,617
Ratio of aggregate indebtedness to net capital				.31 to 1

Note: See Schedule II for reconciliation of computation of net capital pursuant to uniform net capital Rule 15c3-1 to the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

See accompanying independent auditors' report.

Schedule II

ACP SECURITIES, LLC
(A Wholly Owned Subsidiary of
ACP Capital Holdings, LLC)

Reconciliation of Computation of Net Capital Pursuant
to Uniform Net Capital Rule 15c3-1 to the Company's
Corresponding Unaudited Form X-17A-5, Part IIA Filing

December 31, 2006

		Net capital
Net capital per computation in Company's corresponding unaudited Form X-17A-5, Part IIA filing	$	88,836
Increase in nonallowable assets:		
Prepaid expenses and other assets		(1,190)
Computer equipment		(17,082)
Increase in member's equity, net		225
Net capital computation pursuant to Rule 15c3-1	$	70,789

See accompanying independent auditors' report.

ACP SECURITIES, LLC
(A Wholly Owned Subsidiary of
ACP Capital Holdings, LLC)

Information Relating to Possession and Control Requirements
Under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2006

Exemption under Section (k)(2)(ii) is claimed:

All customer transactions are cleared through the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker/dealer. The Company is therefore exempt from the possession and control requirements under Rule 15c3-3.

See accompanying independent auditors' report.



KPMG LLP
Suite 2800
One Biscayne Tower
Two South Biscayne Boulevard
Miami, FL 33131

Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities Exchange Act of 1934

The Member
ACP Securities, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of ACP Securities, LLC (the Company), (a wholly owned subsidiary of ACP Capital Holdings, LLC) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identity all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2006, and this report does not affect our report thereon dated February 27, 2007.

General Ledger and Filing of Regulatory Reports

As of December 31, 2006, the Company did not have controls designed to ensure that the financial statements were presented in accordance with U.S. generally accepted accounting principles. As a result of this deficiency and the resulting errors, there were material misstatements in the financial statements for the period under audit that were not initially identified by the Company's internal control. These misstatements led to the incorrect computation of aggregate indebtedness and net capital under the Securities and Exchange Commission (SEC) Rule 17a-3(a)(11).

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were not adequate at December 31, 2006 to meet the SEC's objectives.



This report is intended solely for the information and use of the member, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2007
Certified Public Accountants

